UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing the results of its 2016 Annual General Meeting of Shareholders of the Company held on December 5, 2016. At the 2016 Annual General Meeting (the “Annual Meeting” or the “Meeting”), management presented certain matters, and the shareholders of the Company voted on a number of different proposals, all of which are described in more detail in the Company’s Proxy statement for the Annual Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that the Company furnished to the Securities and Exchange Commission on November 2, 2016 (“Proxy Statement”).

The proposals (i) to approve the letters of exemption and indemnity granted by the Company to each of certain directors at the Company: Mr. Steven Steinberg, Mr. Ido Agmon and Ms. Leah Bruck, as set forth under Proposal 3 in the Proxy Statement; (ii) to re-appoint Dr. Paul Waymack to the Board of Directors, as a member of the first class of directors, and to serve for a three-year term until the 2019 Annual General Meeting, and until his successor has been duly elected, as set forth under Proposal 4 in the Proxy Statement; and (iii) to approve certain amendments to the Company’s Amended and Restated Articles of Association and to the Company’s Memorandum of Association, as set forth under Proposal 5 in the Proxy Statement, were approved by the requisite vote of the Company’s shareholders present and voting at the Meeting.

The proposal to re-appoint Dr. Alain Zeitoun to the Board of Directors, as a member of the first class of directors, and to serve for a three-year term until the 2019 Annual General Meeting, and until his successor has been duly elected, as set forth under Proposal 4 in the Proxy Statement, was not approved by the shareholders present and voting at the Meeting. Dr. Zeitoun’s current term as a director at the Company will end on December 16, 2016, the completion of his original term as a director, in accordance with the transition rules for directors previously classified as external directors, as set forth under Regulation 5D of the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, which relief regulation was adopted by the Company on July 13, 2016. The Company expects to fill the vacancy on the audit committee of the board of directors which will be created by the upcoming end of Dr. Zeitoun’s term of office, and later this month intends to appoint an independent director at the Company as an additional member of the audit committee in lieu of Dr. Zeitoun in order to maintain compliance with NASDAQ’s audit committee requirement as set forth in NASDAQ Listing Rule 5605, which requires that the Company’s audit committee be comprised of at least three members, each of whom are independent.

The Company’s revised Memorandum of Association and its Amended and Restated Articles of Association, as approved at the Meeting, are attached hereto as Exhibits 99.1 and 99.2 respectively.

This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1   Memorandum of Association of Kitov Pharmaceuticals Holdings Ltd., Israeli Public Company Number 520031238, in effect as of December 5, 2016.

99.2   Amended and Restated Articles of Association of Kitov Pharmaceuticals Holdings Ltd., Israeli Public Company Number 520031238, in effect as of December 5, 2016.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into (i) the Registration Statement on Form S-8 filed by the registrant under the Securities Act of 1933 on May 20, 2016 (file number 333-211478); and, (ii) the Registration Statements on Form F-3 filed by the Registrant under the Securities Act of 1933 on November 28, 2016 (file numbers 333-211477, 333-207117, and 333-214820).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

December 6, 2016	By:	/s/Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary